Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-203074

July 20, 2017

CROWN CASTLE INTERNATIONAL CORP.

Pricing Term Sheet

Concurrent Offerings of

36,500,000 Shares of Common Stock

(the “Common Stock Offering”)

and

1,500,000 Shares of 6.875% Mandatory Convertible Preferred Stock, Series A

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated July 19, 2017 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated March 27, 2015 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated July 19, 2017 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated March 27, 2015 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable.

Issuer:	Crown Castle International Corp.

Trade Date:	July 21, 2017

Expected Settlement Date:	July 26, 2017

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share (“Common Stock”), of the Company

Symbol / Exchange	CCI / NYSE

Size of the Common Stock Offering:	36,500,000 shares

Underwriters’ Option to Purchase Additional Shares of Common Stock	Up to an additional 3,650,000 shares that the underwriters for the Common Stock Offering have the option to purchase

Last Reported Sale Price of Common Stock on the NYSE on July 20, 2017	$97.27 per share

Public Offering Price:	$96.00 per share

Net Proceeds:	Approximately $3.414 billion (or approximately $3.756 billion if the underwriters exercise their option to purchase additional shares of Common Stock in full), in each case, after deducting the underwriting discount and estimated offering expenses payable by the Company

CUSIP / ISIN:	22822V101 / US22822V1017

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Barclays Capital Inc. RBC Capital Markets, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. TD Securities (USA) LLC

Co-Managers:

Fifth Third Securities, Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Citizens Capital Markets, Inc.

Wells Fargo Securities, LLC

Mandatory Convertible Preferred Stock Offering

Title of Securities:	6.875% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of the Company (the “Mandatory Convertible Preferred Stock”)

Size of the Mandatory Convertible Preferred Stock Offering:	1,500,000 shares

Underwriters’ Option to Purchase Additional Shares of Mandatory Convertible Preferred Stock	Up to an additional 150,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase, solely to cover overallotments, if any

Public Offering Price:	$1,000.00 per share

Net Proceeds:	Approximately $1.460 billion (or approximately $1.606 billion if the underwriters exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case, after deducting the underwriting discount and estimated offering expenses payable by the Company

Liquidation Preference:	$1,000.00 per share

Dividends:

6.875% of the liquidation preference of $1,000.00 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $68.75 per annum per share of the Mandatory Convertible Preferred Stock), if declared by the Company’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of the Company’s Common Stock or any combination of cash and shares of Common Stock, as determined by the Company in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $18.1424 per share of the Mandatory Convertible Preferred Stock and will therefore be more than a regular full quarterly dividend. Each subsequent dividend for a full dividend period is expected to be approximately $17.1875 per share of the Mandatory Convertible Preferred Stock.

If the Company elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of the declared dividend exceeds the product of the number of shares of Common Stock delivered in connection with such declared dividend and 97% of the average price, the Company will, if it is legally able to do so, pay such excess amount in cash as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Floor Price:	$33.60, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the next dividend payment date.

Dividend Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing on November 1, 2017 and to, and including, the mandatory conversion date.

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preferred Stock and will end on and exclude the November 1, 2017 dividend payment date.

Initial Price:	$96.00, which equals the price at which the Company offered the Common Stock to the public in the Common Stock Offering.

Threshold Appreciation Price:	$115.20, which represents an appreciation of 20% over the initial price.

Mandatory Conversion Date:	August 1, 2020 (the “mandatory conversion date”)

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 10.4167 shares of Common Stock (the “maximum conversion rate”) and not less than 8.6806 shares of Common Stock (the “minimum conversion rate”), depending on the “applicable market value” (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Applicable Market Value of Common Stock	Conversion rate (number of shares Common Stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)

Greater than $115.20 (which is the threshold appreciation price)	8.6806 shares (approximately equal to $1,000.00 divided by the threshold appreciation price)

Equal to or less than $115.20 but greater than or equal to $96.00	Between 8.6806 and 10.4167 shares, determined by dividing $1,000.00 by the applicable market value of Common Stock

Less than $96.00 (which is the initial price)	10.4167 shares (approximately equal to $1,000.00 divided by the initial price)

Conversion at the Option of the Holder:	At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined below), holders of the Mandatory Convertible Preferred Stock have the right to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the minimum conversion rate of 8.6806 shares of Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This minimum conversion rate is subject to certain anti-dilution adjustments as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a fundamental change (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) occurs on or prior to the mandatory conversion date, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined below) during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “effective date”) and ending on the date that is 20 calendar days after such effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date and the price (the “share price”) paid or deemed paid per share of Common Stock in such fundamental change (see table below). Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive: (1) a “fundamental change dividend make-whole amount”, in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 3.25% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated dividend amount (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement)) from such effective date to, but excluding, the mandatory conversion date; and (2) to the extent that the accumulated dividend amount exists as of the effective date, such accumulated dividend amount, in cash or in shares of Common Stock or any combination thereof, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:

The “fundamental change conversion rate” will be determined by reference to the table below and is based on the effective date and the share price. If the holders of Common Stock receive only cash in the fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average VWAP per share of Common Stock over the 10 consecutive trading day period ending on the trading day preceding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Stock are adjusted, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per share of the Mandatory Convertible Preferred Stock for each share price and effective date set forth below.

	Share price on effective date
Effective date	$ 20.00	$ 40.00	$ 65.00	$ 96.00	$ 100.00	$110.00	$115.20	$125.00	$145.00	$175.00	$225.00	$300.00	$400.00
July 26, 2017	7.2995	7.7528	8.4380	8.4955	8.4618	8.3577	8.3011	8.2065	8.0983	8.0950	8.1891	8.2948	8.3750
August 1, 2018	8.2125	8.5953	9.0765	8.9404	8.8705	8.6735	8.5715	8.4070	8.2586	8.2777	8.3501	8.4217	8.4756
August 1, 2019	9.2480	9.4795	9.7577	9.4558	9.3287	8.9708	8.8005	8.5718	8.4459	8.4728	8.5138	8.5501	8.5773
August 1, 2020	10.4167	10.4167	10.4167	10.4167	10.0000	9.0909	8.6806	8.6806	8.6806	8.6806	8.6806	8.6806	8.6806

The exact share price and effective date may not be set forth in the table above, in which case:

•	if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•	if the share price is in excess of $400.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the share price is less than $20.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Listing:	The Company intends to apply to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “CCI-PRA”.

CUSIP / ISIN:	22822V 309 / US22822V3096

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Barclays Capital Inc. RBC Capital Markets, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. TD Securities (USA) LLC

Co-Managers:

Fifth Third Securities, Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Citizens Capital Markets, Inc.

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Common Stock Offering or the Mandatory Convertible Preferred Stock Offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC (toll-free) at 1-866-718-1649, BofA Merrill Lynch (toll-free) at 1-800-294-1322 or J.P. Morgan Securities LLC (toll-free) at 1-866-803-9204.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.